March 20, 2023

BY EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
Washington, D.C. 20549
Attn: Stephany Yang and Melissa Gilmore

RE:     American Woodmark Corporation
Form 10-K for the Fiscal Year Ended April 30, 2022
Filed June 29, 2022
Form 10-Q for the Period Ended October 31, 2022
Filed November 22, 2022
File No. 000-14798

Dear Ms. Yang and Ms. Gilmore:

This letter is in response to the Staff’s comments from the Securities and Exchange Commission set forth in its letter, dated February 21, 2023, and received by email on the same date. The Staff’s comments that were contained in your letter are set forth below in italics, followed by American Woodmark Corporation’s (the Company’s) response.

Form 10-K for the Fiscal Year Ended April 30, 2022

Liquidity and Capital Resources, page 25

1.We note your disclosures regarding future minimum annual commitments for contractual obligations and the A&R Credit Agreement including a reference to Note F – Loans Payable and Long-Term Debt for a discussion of interest rates. Please revise to disclose estimated interest payments on your debt to fully analyze material cash requirements, to the extent material. Refer to Item 303(b)(1) of Regulation S-K.

The Company acknowledges the Staff’s comment and advises the Staff that in future annual filings the Company will disclose estimated interest payments on our debt consistent with the following:

Future minimum annual commitments for contractual obligations under term loans, the Revolving Facility, capital and operating lease obligations and other long-term debt amount to $[•] million in fiscal 2024, $[•] million in fiscal 2025-26, $[•] million in fiscal 2027-28, and $[•] million in fiscal 2029 and thereafter. Estimated required interest payments based on rates as of April 30, 2023 would be $[•] million in fiscal 2024, $[•] million in fiscal 2025-26, $[•] million in fiscal 2027-28, and $[•] million in fiscal 2029 and thereafter.

Notes to the Consolidated Financial Statements

Note A – Summary of Significant Accounting Policies, page 33

2.We note you operate within a single reportable segment. We further note in certain of your earnings calls, you refer to growth among other results in your business in terms of new construction, remodel and made-to-order business. Disclose the basis for your conclusion of having one reportable segment, including a discussion of whether your different revenue streams represent separate operating segments. If operating segments have been aggregated, please tell us the basis for such aggregation and also tell us your consideration of the disclosure requirements in ASC 280-10-50-21. In your response, specifically address how the different information disclosed on your earnings calls impacted your operating and reportable segment assessments.

In response to the Staff’s comment, we respectfully advise the Staff that the Company has determined it has one operating segment and one reportable segment after careful consideration of all relevant factors, including but not limited to the following:

•ASC 280, Segment Reporting, is based on a “management approach” and requires that a registrant’s segment disclosures be consistent with its management reporting structure. Its primary purpose is to enable investors to view the enterprise as management views the enterprise. In determining the Company’s reportable segments, ASC 280 states that the following steps are considered:

•
•Identify the company’s operating segments including the Chief Operating Decision Maker (“CODM”);
•Consider aggregation of the operating segments as applicable;
•Determine if the operating segments meet the quantitative thresholds for disclosure; and
•Identify the reportable segments.

•In accordance with ASC 280-10-50-1 operating segments are defined as: “A component of a public entity that has all of the following characteristics:

•It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity);
•Its operating results are regularly reviewed by the public entity’s chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance; and
•Its discrete financial information is available.”

Thus to determine operating segments, the identification of the (1) CODM and (2) discrete financial information are required.

•The Company’s senior leadership team is led by the Company’s President & CEO and includes other functional and operating leaders. These other leaders assist the President & CEO by providing input on resource allocation decisions and the Company’s financial performance; however, the President & CEO has the ultimate decision-making responsibility on resource allocation decisions and assessing the Company’s financial performance. As examples, it is the Company’s President & CEO who presents decisions to the board of directors for approval (as applicable), approves all M&A transactions, operating budgets and the hiring of key management or executive personnel, makes strategic decisions, conducts operations reviews and interacts with the Company’s senior leadership team. Therefore, the Company has concluded that the Company’s President & CEO is the CODM of the Company.

•The financial information reviewed by the CODM reflects monthly and year-to-date consolidated results, with a primary focus on sales, gross margins, net income, selling and marketing and general and administrative expenses, adjusted EBITDA and free cash flow. This consolidated financial information is used by the CODM to evaluate performance and make decisions regarding resource allocation. This consolidated financial information is also what is used for the approval of budgets and forecasts.

•The Company sells to three primary types of customers: home centers, builders, and independent dealers and distributors. Supplemental sales information and select spend is included in the financial information reviewed by the CODM, however no other discrete financial information (including operating expense metrics) is provided.

•The other members of the Company’s senior leadership team are functional leaders over their particular areas of expertise, rather than being directly accountable for the operating activities, financial results, forecasts, or plans for a type of customer, product or service.

•The Company’s senior leadership compensation structure is also based on consolidated performance metrics.

•For the year ended April 30, 2022, the structure of the Company’s annual bonus plan is measured using consolidated adjusted EBITDA, free cash flow and an individual employee component as disclosed in the Company’s proxy statement filed with the SEC on June 29, 2022. Under this formal bonus plan, annual bonus payments to Company’s executive officers are based on predetermined thresholds.
•45% of restricted stock unit (RSU) awards also vest based on achievement of certain annual performance goals related to consolidated adjusted EPS and return on equity.
•There are no elements of senior leadership compensation that are tied specifically to financial results of a specific type of customer, product or service.

•The context in which the Company referred to new construction and remodel in its recent earnings calls was to describe the end markets to which the Company sells its products and not operating segments. This is another way to categorize our types of customers as new construction, which consists of builders, and remodel, which consists of the home centers and independent dealers and distributors.

•References in our earnings calls to the made-to-order business is in relation to the categories of products sold by the Company as disclosed in Part 1 of the Company’s 2022 Form 10-K on page 4. We offer products in the categories of made-to-order and stock. The nature of the products offered in the different categories are similar.

•Due to the fact that the CODM only uses consolidated operating results and other consolidated financial information in the allocation of resources and assessment of Company performance, we have determined that we only have one operating segment and thus have only one reporting segment. In addition, because we have concluded we only have one operating segment, we do not aggregate operating segments.

Revenue Recognition, page 33

3.We note your disclosure on page 4 that you provide installation services to your direct builder customers via your network of eight primary service centers. Please quantify for us the amount of these service revenues. Tell us and disclose, to the extent material, your revenue recognition policies for these services, including how you identified your performance obligations under ASC 606-10-25-14 and when you satisfy your performance obligations under ASC 606-10-25-23 through 37.

In response to the Staff’s comment, the Company respectfully advises that the Company’s installation revenue was $87.7 million for the year ended April 30, 2022. The Company considers installation a separate performance obligation under ASC 606-10-25-14 because installation service is a distinct service separate from the performance obligation to deliver the related cabinets. Under ASC 606-10-25-23, revenue is recognized when a performance obligation is satisfied by transferring a promised good or service to a customer. An asset is transferred when the customer obtains control of the asset. Installation revenue is recognized upon delivery of cabinets to the customer as installation is typically completed in one day. The Company estimates the installation revenue associated to this one day period every quarter to determine if the amount is material and an adjustment is necessary.

Note M – Revenue recognition, page 51

4.We note your disclosures of net sales by major sales distribution channel and percentage of net sales for the Company's largest customers. We also note your disclosure that you offer products in various product lines and categories including made-to-order and stock. Please tell us how you considered disclosure of revenues for external customers for each product and service pursuant to FASB ASC 280-10-50-40.

ASC 280-10-50-40 requires an entity to report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. The amounts of revenues reported shall be based on the financial information used to produce the public entity’s general-purpose financial statements. ASC 280-10-50-42 requires a public entity to provide information about the extent of its reliance on major customers. If revenues from transactions with a single external customer amount to 10 percent or more of a public entity’s revenues, the public entity shall disclose that fact, the total amount of revenues from each such customer, and the identity of the segment or segments reporting the revenues. Accordingly, the Company has reported the revenues and gross customer receivables for its two largest customers. The nature of the products and services sold to all customers are similar to those sold to the Company’s two largest customers, therefore, the entity-wide disclosures related to products and services required under ASC 280-10-50-38 are not required.

5.Please tell us how the new construction, remodel and made-to-order business information discussed on your earnings calls relates to your disaggregated revenue disclosures on page 51 as the categories do not appear to by synonymous.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has three primary types of customers: home center retailers, builders and independent dealers and distributors. New construction and remodel are the end markets. New construction consists of builders, and remodel consists of home centers and independent dealers and distributors. We offer products in the categories of made-to-order and stock. The nature of the products offered in the different sales categories are similar.

Form 10-Q for the Period Ended October 31, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 20

6.We note your discussion of financial results and that you attribute the changes in net sales over the reporting periods to growth in all sales channels and the changes in gross profit over the reporting periods to multiple factors, including offsetting factors. We note a similar discussion in your 10-K filing. Please revise to further describe material changes to a line item for the underlying reasons for such changes in both quantitative and qualitative terms, including the impact of offsetting factors. We further note in your respective earnings call, you discuss additional contributing factors such as backlog, price increases, higher material costs among other factors. Tell us your consideration for discussing and quantifying those factors in your filings. Refer to Item 303(b) and (c) of Regulation S-K.

The Company acknowledges the Staff’s comment and advises the Staff that in future annual and quarterly filings the Company will further describe material changes in net sales and gross profit for the underlying reasons for such changes in both quantitative and qualitative terms, including the impact of offsetting factors. Each quarter this disclosure will change due to what changes are in fact material and the underlying reasons and offsets changing. We are providing revised sample language that was included in the Company’s Management’s Discussion and Analysis contained on page 21 of its 10-Q for the period ended January 31, 2023. For example, in preparing this disclosure, we did look at what the material changes were for net sales and determined that price increases were the only material driver. In future periods, if there are other material drivers or material offsets, we will provide additional information.

Net Sales. Net sales were $480.7 million for the third quarter of fiscal 2023, an increase of $21.0 million or 4.6% compared with the third quarter of fiscal 2022. For the first nine months of fiscal 2023, net sales were $1,585.1 million, reflecting a $229.6 million or 16.9% increase compared to the same period of fiscal 2022. The Company experienced growth of 19.7% in the third quarter and 26.8% during the first nine months of fiscal 2023 in the builder channel and growth of 14.4% during the third quarter and 32.0% during the first nine months of fiscal 2023 in the independent dealers and distributors sales channel primarily due to the impact of price increases. Our home center channel decreased by 9.8% during the third quarter and increased 4.9% during the first nine months of fiscal 2023 compared to the comparable prior-year periods.

Gross Profit. Gross profit margin for the third quarter of fiscal 2023 was 15.7% compared with 11.3% for the same period of fiscal 2022, representing a 440 basis point improvement. Gross profit margin for the first nine months of fiscal 2023 was 16.5% compared with 11.6% for the same period of fiscal 2022, representing a 490 basis point improvement. Gross profit margin in the third quarter and first nine months of the current fiscal year was positively impacted by pricing actions and operational improvements partially offset by increases in labor and logistics costs.

*****

We hope the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments you may have regarding the Company’s responses to me at (540) 665-9259 or pjoachimczyk@woodmark.com.

Sincerely,
By: /s/ Paul Joachimczyk
Paul Joachimczyk
Senior Vice President and Chief Financial Officer

cc:	M. Scott Culbreth
James M. Anderson III (McGuireWoods LLP)